UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 000-51255

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Win Global Markets, Inc.
Full Name of Registrant

Win Gaming Media, Inc.
Former Name if Applicable

55 Igal Alon Street
Address of Principal Executive Office (Street and Number)

Tel Aviv, Israel  67891
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As further described in its Form 8-K dated December 4, 2011, on December 6, 2011 the registrant appointed its current CFO, Shahar Ben Moshe.  Given this change in management, the registrant is currently still finalizing its financial statements for inclusion in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Shimon Citron (972) –73 – 755-4500
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒   No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 5, 2011, the registrant, through its wholly-owned subsidiary, completed the acquisition of proprietary software, customer database and all rights related thereto, including the domain name www.eztrader.com, from Venice Technologies Ltd, an Israeli corporation (“Venice”).  Primarily resulting from the Venice acquisition and the domain name www.eztrader.com, the registrant realized increased revenues during the three months ended March 31, 2012.  The new business acquired from Venice also contributed in large part to increased losses to the registrant along with increased negative cash flows from operations for the three months ended March 31, 2012.  For the three months ended March 31, 2012, net loss attributable to the registrant was approximately $300,000, with revenue of approximately $400,000 and a negative cash flow from operations of approximately $800,000. For the three months ended March 31, 2011, net loss attributable to the registrant was $365,214, with revenue of $76,480 and a negative cash flow from operations of $147,528.

Win Global Markets, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2012	By:	/s/ Shimon Citron
Shimon Citron
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).